Item 77C for Prime Series (a series of
Cash Reserve Fund, Inc.)

A special Meeting of Shareholders (the
"Meeting") of Prime Series (the "Fund")
was called to order on December 21, 2015 at the offices of Deutsche Investment
Management Americas Inc., 345 Park
Avenue, New York, New York 10154.  The
Meeting was adjourned until, and
reconvened on, January 28, 2016 to permit the solicitation of additional votes. At the Meeting, the following matter was voted upon by the shareholders of the Fund (the resulting votes are presented below).

1.	Approval of a Revised Fundamental
Investment Policy Relating to
Concentration.


Number of Votes:
For
Against
Abstain
Broke
r Non-
Votes
*
342,075,89
8
8,715,21
1
72,969,43
9
0

*	Broker non-votes are proxies received
by the funds from brokers or nominees
when the broker or nominee neither has
received instructions from the beneficial owner or other persons entitled to vote nor has discretionary power to vote in a particular matter.


Prime Series is a "feeder fund" that pursues its investment objective by investing substantially all of its assets in a "master portfolio," the Cash Management Portfolio
(the "Portfolio"). The Portfolio also held a meeting of its shareholders on December 21, 2015, which was adjourned until, and reconvened on, January 28, 2016. At the meeting of the Portfolio, each feeder fund also approved the revised fundamental investment policy relating to concentration on behalf of the Portfolio.